United States
Securities and Exchange Commission
Washington, D.C. 20549
SCHEDULE 13D
(Rule 13d-101)
Information to be Included in Statements Filed Pursuant to 240.13d-1(a) and Amendments Thereto Filed Pursuant to  240.13d-2(a)
Under the Securities Exchange Act of 1934
(Amendment No.     )*

Leap Therapeutics, Inc.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
52187K101
(CUSIP Number)
Scott A. Samuels
Senior Vice President, General Counsel
BeiGene, Ltd.
c/o Mourant Governance Services (Cayman) Limited
94 Solaris Avenue, Camana Bay
Grand Cayman KY1-1108
Cayman Islands
+1 (345) 949 4123
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
March 12, 2020
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 52187K101	13D	Page 2

1	Names of Reporting Persons BeiGene, Ltd.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 9,609,274(1)
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power 9,609,274(1)
	10.	Shared Dispositive Power -0-
11	Aggregate Amount Beneficially Owned by Each Reporting Person 9,609,274(1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 23.7%(2)
14	Type of Reporting Person CO

(1)	Includes 4,804,637 shares of Common Stock issuable upon the exercise of a currently-exercisable warrant.
(2)	Based on 35,799,488 outstanding shares of the Issuer’s Common Stock as of March 17, 2020 as provided by the Issuer.

 Item 1. Security and Issuer
This statement on Schedule 13D (the "Schedule 13D") relates to the Common Stock, par value $0.001 per share (the "Common Stock"), of Leap Therapeutics, Inc., a Delaware corporation (the "Issuer"), having its principal executive offices at 47 Thorndike Street, Suite B1-1, Cambridge, MA 02141.

CUSIP No. 52187K101	13D	Page 3
Item 2. Identity and Background.
This Schedule 13D is filed by BeiGene, Ltd., an exempted Cayman Islands company ("BeiGene"). The address of BeiGene’s principal business is c/o Mourant Governance Services (Cayman) Limited, 94 Solaris Avenue, Camana Bay, Grand Cayman KY1-1108, Cayman Islands. BeiGene is a global, commercial-stage research-based biotechnology company focused on molecularly-targeted and immuno-oncology cancer therapeutics.
The name, citizenship, business address and present principal occupation of each executive officer and director of BeiGene is listed on Schedule A attached hereto.
During the past five years neither BeiGene nor, to the knowledge of BeiGene, any of its directors or executive officers listed on Schedule A has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to United States federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration.
On January 7, 2020, pursuant to a securities purchase agreement (the "Securities Purchase Agreement"), the Issuer issued 473,934 shares of Series B Mandatorily Convertible Cumulative Non-Voting Perpetual Preferred Stock (the "Series B Preferred Stock") to BeiGene for approximately $5 million in a private placement exempt from registration under the Securities Act of 1933, as amended. Upon shareholder approval and conversion of Series B Preferred Stock, on March 12, 2020, the Issuer issued to BeiGene 4,804,637 shares of Common Stock. Additionally, BeiGene was granted a Warrant to acquire 4,804,637 shares of Common Stock at an exercise price of $2.11 per share.
All funds for the purchase of the securities were obtained from the working capital of BeiGene.
Item 4. Purpose of Transaction.
The information set forth or incorporated in Items 3 and 6 hereof are incorporated herein by reference.
BeiGene purchased the securities described herein in connection with the previously disclosed strategic collaboration with the Issuer.
BeiGene acquired the securities described in this Schedule 13D for investment purposes and intends to review its investments in the Issuer on a continuing basis. Any actions BeiGene might undertake may be made at any time and from time to time without prior notice and will be dependent upon BeiGene’s review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.
BeiGene may acquire additional securities of the Issuer or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, BeiGene may engage in discussions with management, the board of directors, and securityholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, including, but not limited to: a merger, reorganization or other transaction that could result in the de-listing or de-registration of the Common Stock; sales or acquisitions of assets or businesses; changes to the capitalization or distribution policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the board of directors of the Issuer. There can be no assurance, however, that BeiGene will take any of the foregoing actions, that any proposed transaction will receive the requisite approvals from the respective governing bodies and securityholders, as applicable, or that any such transaction will be successfully implemented.
Except as disclosed in this Schedule 13D, BeiGene currently has no plans or proposals that relate to or would result in any transaction, event or action enumerated in paragraphs (a) through (j) of Item 4 of Schedule 13D. BeiGene may, however, at any time and from time to time, review or reconsider its position and/or change its purpose and/or formulate plans or proposals with respect to those items and/or may determine to acquire additional securities of the Issuer or dispose of or hedge its investment in securities of the Issuer.

CUSIP No. 52187K101	13D	Page 4

Item 5. Interest in Securities of the Issuer.
(a) - (b) BeiGene may be deemed to have the following:
(i) Sole power to vote of direct the vote: 9,609,274
(ii) Shared power to vote or direct the vote: -0-
(iii) Sole power to dispose or direct the disposition of: 9,609,274
(iv) Shared power to dispose or direct the disposition of: -0-
The Common Stock reported as beneficially owned by BeiGene, including 4,804,637 shares of Common Stock issuable upon the exercise of a currently-exercisable warrant, represents 23.7% of the Issuer’s outstanding Common Stock. This calculation is based on the Issuer having 35,799,488 outstanding shares of Common Stock as of March 17, 2020 according to information received from the Issuer.
(c) Other than the purchase of the securities disclosed in this Schedule 13D, BeiGene has not effected any transactions with respect to the Issuer’s Common Stock within the last 60 days.
(d) To the knowledge of BeiGene, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer beneficially owned by BeiGene.
(e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
Item 3 above summarizes certain provisions of the Securities Purchase Agreement and is incorporated herein by reference.
Concurrently with the execution of the Securities Purchase Agreement, the Issuer entered into a registration rights agreement with BeiGene and other purchasers (the "Registration Rights Agreement"), pursuant to which the Issuer agreed, following demand by any purchaser, to file with the Securities and Exchange Commission a Registration Statement on Form S-3 covering the resale of the shares of Common Stock issuable upon conversion of the Preferred Stock or exercise of coverage warrants as promptly as reasonably practicable following such demand, and in any event within 60 days after such demand.
The foregoing descriptions of the Securities Purchase Agreement, Warrant and Registration Rights Agreement do not purport to be complete and are qualified in its entirety by reference to the full text of such agreements, which are filed as exhibits to this Schedule 13D and are incorporated herein by reference.
Item 7. Materials to be Filed as Exhibits

Exhibit Number	Description

1
Securities Purchase Agreement, dated January 3, 2020, by and among the Company and the institutional investors named therein (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on January 7, 2020)

2
Registration Rights Agreement, dated January 3, 2020, by and between the Company and the persons listed on the attached Schedule A thereto (incorporated by reference to Exhibit 10.5 to the Current Report on Form 8-K filed by the Issuer on January 7, 2020)

3	Form of Series B Coverage Warrant (incorporated by reference to Exhibit 4.3 to the Current Report on Form 8-K filed by the Issuer on January 7, 2020)

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: March 23, 2020

BEIGENE, LTD.

/s/ Scott A. Samuels
Name: Scott A. Samuels
Title: Senior Vice President, General Counsel

EXHIBIT INDEX

Exhibit Number	Description

1
Securities Purchase Agreement, dated January 3, 2020, by and among the Company and the institutional investors named therein (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on January 7, 2020)

2
Registration Rights Agreement, dated January 3, 2020, by and between the Company and the persons listed on the attached Schedule A thereto (incorporated by reference to Exhibit 10.5 to the Current Report on Form 8-K filed by the Issuer on January 7, 2020)

3	Form of Series B Coverage Warrant (incorporated by reference to Exhibit 4.3 to the Current Report on Form 8-K filed by the Issuer on January 7, 2020)

SCHEDULE A
DIRECTORS AND EXECUTIVE OFFICERS OF BEIGENE, LTD.
The name, title and present principal occupation or employment of each of the executive officers and directors of BeiGene, Ltd. are set forth below. The business address of each director and executive officer listed below is BeiGene, Ltd., c/o Mourant Governance Services (Cayman) Limited, 94 Solaris Avenue, Camana Bay, Grand Cayman, Cayman Islands. Unless otherwise indicated, each of the executive officers and directors listed below is a U.S. citizen.
Executive Officers

Name	Principal Occupation
John V. Oyler	Chairman of the Board and Chief Executive Officer

Xiaobin Wu (Germany)	General Manager of China and President

Howard Liang	Chief Financial Officer and Chief Strategy Officer

Jane Huang	Chief Medical Officer, Hematology

Directors

Name	Principal Occupation
John V. Oyler	Chairman of the Board and Chief Executive Officer of BeiGene

Timothy Chen	Chairman of Foxconn Industrial Internet Company

Donald W. Glazer	Chairman of the Board of GMO Trust

Michael Goller	Partner of Baker Brother investments

Anthony C. Hooper	Consultant to Amgen Inc.

Ranjeev Krishana	Head of International Investments of Baker Bros. Advisors LLP

Thomas Malley	President of Mossrock Capital, LLC

Xiaodong Wang	Chairman of Scientific Advisory Board of BeiGene and Director of the National Institute of Biological Sciences in Beijing

Jing-Shyh (Sam) Su (Taiwan)	Formerly Vice Chairman of the Board of Yum! Brands, Inc. and Chairman and Chief Executive Officer of Yum! Brands China division

Qingqing Yi (Singapore)	Partner of Hillhouse Capital